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                           May 4, 2020

       Tim Bensley
       Chief Financial Officer
       Blue Apron Holdings, Inc.
       28 Liberty Street
       New York, New York
       10005

                                                        Re: Blue Apron
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 29,
2020
                                                            File No. 333-237889

       Dear Mr. Bensley:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services